

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2022

George J. Leimer
Chief Executive Officer
RSE Collection, LLC
250 Lafayette Street, 2nd Floor
New York, NY 10012

> **Re: RSE Collection, LLC**
> **Post Qualification Amendment No. 22 to Form 1-A**
> **Filed July 25, 2022**
> **File No. 024-11584**

Dear Mr. Leimer:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott M. Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services